Morgan, Lewis  & Bockius LLP                                   Morgan Lewis
1701 Market Street                                             Counselors at Law
Philadelphia, PA 19103
Tel:  215.963.5000
Fax: 215.963.5001

David W. Freese
215-963-5862
dfreese@morganlewis.com


FILED  AS  EDGAR  CORRESPONDENCE

July  25,  2014

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund III 485(a) Filing (File Nos.333-192858 and 811-22920)
        ------------------------------------------------------------------------

Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on May 27, 2014, regarding the Trust's post-effective amendment no. 2, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 6, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on April 11, 2014 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Rothschild Larch Lane Alternatives Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUS

1. COMMENT. In the "Principal Investment Strategies" section, please include "plain English" explanations of the following terms: "long," "short," "neutral," "long-biased" and "long/short."

     RESPONSE. The requested changes have been made with respect to neutral, long-biased and long-short. The Registrant respectfully believes that the terms "long" and "short" are plain English and commonly understood by investors.

2. COMMENT. If the Fund will invest in foreign securities as part of its principal investment strategy, including the securities of emerging market issuers, please add appropriate disclosure in the "Principal Investment Strategies" section.

     RESPONSE. The requested change has been made.

3. COMMENT. (a) If the Fund will invest in "uncovered" short sales as part of its principal investment strategy, please add appropriate disclosure in the "Principal Investment Strategies" section. (b) If the Fund will "cover" its position in short sales, please disclose the manner in which the Fund will do so in the "Principal Risks" section.

     RESPONSE. (a) The Registrant notes that the "Principal Investment Strategies" and "More Information about the Fund's Investment Objective and Principal Investment Strategies - Principal Investment Strategies" sections each disclose that the Fund may engage in short sales and that the "Principal Risks" and "More Information about Risk" sections disclose that, when engaging in short sales, the Fund sells securities that it does not own and discusses the related risks of doing so. Accordingly, the Registrant believes that such sections disclose that the Fund may engage in "uncovered" short sales, and respectfully declines to make the requested change.

     (b) The Registrant notes that the "More Information about Risk" section discloses that the Fund will borrow the security sold short and is obligated to replace the borrowed security by purchasing the security at the market price at the time of replacement. Accordingly, the Registrant believes that such section discloses the manner in which the Fund will cover its short sales, and respectfully declines to make the requested change. The Registrant notes that the Fund's Statement of Additional Information contains additional disclosure with respect to the Fund's use of short sales.

4. COMMENT. In the second-to-last paragraph of the "Principal Investment Strategies" section, please disclose the market capitalization range of common stock in which the Fund will invest. If the Fund will invest in small- and mid-capitalization securities as part of its principal investment strategy, please add appropriate risk disclosure in the "Principal Risks" section.

     RESPONSE. The requested changes have been made.

5. COMMENT. In the second to last paragraph of the "Principal Investment Strategies" section, please disclose the credit quality ratings applicable to the Fund's fixed income investments.

     RESPONSE. The disclosure has been revised to note that the Fund principally invests in investment grade fixed income instruments.

6. COMMENT. Will the Fund also use maturity or duration as a form of measurement for the instruments in which it invests? If so, please revise the disclosure accordingly.

     RESPONSE. The Adviser and Sub-Advisers utilize a broadly diversified investment approach in selecting fixed income securities for the Fund that will result in holdings ranging from those with short maturities and durations to those with longer-term maturities and durations. While the Adviser and Sub-Advisers monitor the maturity and duration of the Fund's fixed income investments, they are each one of many factors that influence investment decisions, and the Adviser and Sub-Advisers do not target any particular weighted average maturity or overall duration for the Fund's portfolio as a part of the Fund's principal investment strategy. In response to the comment, the first sentence of this paragraph has been revised to reflect that the Fund may invest in fixed income securities of any maturity or duration.

7. COMMENT. If the Fund will invest in a particular market sector (e.g., the technology sector) as part of its principal investment strategy, please add appropriate risk disclosure in the "Principal Risks" section.

     RESPONSE. The Fund will not invest in any particular market sector as a principal investment strategy.

8. COMMENT. If the Fund will invest in high yield bonds as part of its principal investment strategy, please add appropriate risk disclosure in the "Principal Risks" section.

     RESPONSE. The Adviser has confirmed that the Fund will not invest in high yield fixed income securities as a principal investment sttrategy at this time, although it may do so in the future.

9. COMMENT. Please confirm supplementally that the Fund's expenses relating to short sales are included in the "Other Expenses" line item of the fee table.

     RESPONSE. A line item disclosing "Dividend and Interest Expenses on Securities Sold Short" has been added to the Fund's fee table, and the Fund's expenses disclosed in the fee table have been adjusted accordingly.

10. COMMENT. If the six portfolio managers described in the "Investment Adviser and Portfolio Managers" section are members of a committee, please only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio.

     RESPONSE. Instruction 2 to Item 5(b) of Form N-1A provides that "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund NEED ONLY provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio" (emphasis added). Instruction 2 does not prohibit a fund from disclosing more than five portfolio managers, but instead allows a fund to limit its disclosure to five portfolio managers. The Registrant respectfully submits that it does not wish to limit disclosure to five portfolio managers, and, therefore, no changes have been made in response to this comment.

11. COMMENT. If the Fund will make direct investments in physical commodities, please add appropriate disclosure to the third paragraph of the "More Information about the Fund's Investment Objective and Principal Investment Strategies" section.

     RESPONSE. The Adviser has confirmed that the Fund does not intend currently to make direct investments in physical commodities. Rather, the Fund intends to invest in derivatives and other instruments that provide exposure to commodities.

12. COMMENT. Please move the last two sentences of the first paragraph under the sub-heading "More Information about Risk - Commodity-Linked Derivatives" to the "Principal Risks" section of the Prospectus.

     RESPONSE. The requested change has been made.

13. COMMENT. If the Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are available through a website, please disclose this web address under the heading "Information about Portfolio Holdings."

     RESPONSE. The Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are summarized in the SAI but are not made available through a website. Accordingly, no revisions have been made in response to the comment.

14. COMMENT. Please move the last paragraph in the "Investment Adviser and Portfolio Managers" section regarding the basis of the Board's approval of the investment advisory and sub-advisory agreements to a new fourth paragraph in the same section. Please also provide, to the extent possible, the period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Fund's investment advisory agreement.

     RESPONSE. The last paragraph in the "Investment Adviser and Portfolio Managers" section has been moved to a new fourth paragraph in the same section. The period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Fund's investment advisory agreement will be provided in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

    COMMENTS  ON  THE  STATEMENT  OF  ADDITIONAL  INFORMATION

15. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. The Trust has revised the narrative such that the following phrase has been deleted: "such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or tax-exempt obligations of state or municipal governments and their political subdivisions."

16. COMMENT. In the "Trustees and Officers of the Trust" section under the heading entitled "Board Compensation," please disclose the retirement compensation, if any, payable by the Trust to the persons who serve as Trustees of the Trust.

     RESPONSE. The Registrant has not implemented a retirement plan for its trustees, and, therefore, has not included any related disclosure under the heading entitled "Board Compensation."

17. COMMENT. In the "Portfolio Holdings" section, please list other entities that may selectively receive information regarding the Fund's portfolio holdings, if any.

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/  David  W.  Freese
----------------------
David  W.  Freese